Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Board

MTR Corporation Limited:

We consent to incorporation by reference in the registration statement on Form F-3 (No. 333-13904) of MTR Corporation Limited and MTR Corporation (C.I.) Limited of our report dated March 1, 2005, relating to the consolidated balance sheets of the MTR Corporation Limited and its subsidiaries (the “Group”) as of December 31, 2003 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements and consolidated statement of changes in equity for each of the years in the three-year period ended December 31, 2004, which report appears in the annual report on Form 20-F of the Group for the year ended December 31, 2004.

/s/ KPMG

Hong Kong

June 17, 2005